SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated December 11, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

TELECOM ARGENTINA S.A. (“Telecom Argentina”)

absorption of

NORTEL INVERSORA S.A. (“Nortel”)

Conversion Notice of Class “A” Shares into Class “B”

Notice of Exchange due to Merger

Section 115 of the Listing Regulation

It is communicated that, according to what was authorized by the General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina S.A. (Telecom Argentina or the “Company”) held on May 23, 2017, December 15, 2017 was set as the date for the conversion of one hundred sixty-one million thirty-nine thousand four hundred forty-seven (161,039,447) Class “A” Shares in equal quantity of Class “B” Shares of the Company.

On the indicated conversion date, Caja de Valores S.A., which is in charge of the record of the company's book-entry Shares, will proceed to adjust the accounts of the book-entry Shares for which conversion was requested.

Likewise, in accordance with Section 115 of the Listing Regulation of Bolsas y Mercados Argentinos S.A. (“BYMA”), it is communicated that, in accordance with the established terms of the absorption of Nortel by Telecom Argentina, the exchange of the Preferred Class “B” book-entry Shares, with no voting rights and with a nominal value of ten Argentinian pesos ($10.-), each issued by Nortel (“Nortel Preferred Shares”), for the corresponding book-entry, ordinary, Class “B” Shares, with one vote per share and with a nominal value of one Argentinian peso, each issued by Telecom Argentina (“Telecom Argentina Class B Shares”) will occur on December 15, 2017.

The exchange ratio that will be used for the Share exchange will be as follows: 134.565053 Telecom Argentina Class B Shares for each of the 1,470,455 Nortel Preferred Shares. As a consequence, the holders of Nortel Preferred Shares will receive a total of 197,871,855 Telecom Argentina Class B Shares minus those share fractions, which will be converted into cash.

The fractions or decimals of shares resulting from the exchange to each Shareholder will be paid in cash at the official headquarters of Caja de Valores S.A., 25 de mayo street Nº 362, City of Buenos Aires, on the day indicated for the Shares Exchange, between 10:00hs and 15:00hs. The liquidation of the fractions will be made in cash taking into account the pricing of one Telecom Argentina Class B Share at the close of business operations immediately prior to December 15, 2017, in accordance with Section 97 of the Listing Regulations of BYMA.

Andrea V. Cerdán

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	December 11, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations